Bionomics Limited

03045177

2 December 2003

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SUPPL

RECEIVED
DEC 11 2003
181

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
DEC 22 2003
THOMSON
FINANCIAL

Per: Jill Mashado
Company Secretary

dw 12/17

02-31002

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
2 December 2003

FURTHER ADVANCE IN BIONOMICS EPILEPSY PROGRAM

Bionomics Limited (ASX:BNO, US OTC:BMICY) announced today that it had filed a patent application relating to a further animal model of human inherited epilepsy.

The animal model is the first animal model of absence epilepsy to incorporate a genetic change identified in human patients, and to demonstrate the same EEG brain patterns of human patients. In humans absence epilepsy manifests as a lack of activity such as staring spells.

"This new animal model adds another dimension to our drug discovery capabilities," said Dr Steven Petrou, Vice President CNS Research at Bionomics. "We will be able to test, for the first time, the effect of drugs and drug candidates on a model by looking at the impact on the same clinical measures that are observed in humans. This should lead to improved ability to identify drugs that are more likely to be effective in treating patients with absence epilepsy." Dr Petrou stated that around 30% of epilepsy patients are unable to obtain adequate control of their seizures with existing drugs.

Epilepsy affects over 7 million people in the seven major pharmaceutical markets, with around 2 million patients inadequately treated. The global market for epilepsy drugs is estimated to be valued at US$6 billion in 2003.

Dr Deborah Rathjen, CEO and Managing Director of Bionomics, stated, "This new animal model is a valuable addition to our unique and extensive portfolio of intellectual property in the field of epilepsy and ion channels. We intend to capture this value by utilizing the animal model to improve the success of our internal drug discovery programs and making the model available to other pharmaceutical and biotechnology companies."

"The development of this new animal model is an indication of Bionomics' continuing success in developing genomic-driven tools to aid the development of improved treatments for epilepsy and other central nervous system disorders." Dr Rathjen stated that additional animal models of human epilepsy are under development by Bionomics.

Bionomics anticipates that additional research relating to its animal models of epilepsy will be published in a scientific journal in early 2004.

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The Company has an American Depository Receipts (ADRs) program sponsored by The Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in epilepsy, breast cancer and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development.

For more information about Bionomics, visit www.bionomics.com.au

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FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101